

Advantage Provides Operational Update & Second Quarter 2015 Results

Production Reaches 183 mmcfe/d (30,500 boe/d) During Commissioning of Expanded Glacier Plant

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, August 6, 2015 – Advantage Oil & Gas Ltd. is pleased to provide; i) an operational update regarding the expansion of its 100% owned Glacier gas plant; ii) its second quarter 2015 operating and financial results; and iii) the estimated impact of TCPL's additional firm service restrictions and outages on Advantage's 2015 annual production.

Advantage reached the next level of production growth to 183 mmcfe/d on July 20, 2015 with the expansion of its Glacier gas plant and a large inventory of Montney wells that continue to outperform expectations. With over 150 mmcf/d of initial average 30 day production rate ("IP30") from standing completed wells and the recently expanded Glacier gas plant, Advantage is well positioned to execute on its future development plan. The Corporation's ongoing operational achievements at Glacier reinforces its industry leading low costs, strong capital efficiencies, lower risk drilling and economic development at current commodity prices. This demonstrates our continued progress towards the Corporation's future production targets of 205 mmcfe/d (34,160 boe/d) in April 2016 and 245 mmcfe/d (40,830 boe/d) in April 2017.

Advantage has excess well productivity and plant capacity to produce above current production rates should TCPL's firm and interruptible service restrictions turn out to be less than scheduled during the second half of 2015. Additionally, Advantage's strong balance sheet and operational flexibility will allow the Corporation to capitalize on any improvement in mid-term natural gas prices as increased power usage and lower capital budgets could create more demand than currently anticipated.

Operational Update

Production Reaches Plan Target of 183 mmcfe/d (30,500 boe/d). Advantage's 100% owned Glacier gas plant expansion began commissioning operations on July 17, 2015 with Montney dry gas production increased systematically to initially test the expanded inlet and compression capacity of the plant. Production through the Glacier gas plant has been tested at rates up to 200 mmcfe/d and at approximately 180 mmcfe/d for the last 18 days limited by TCPL transportation capacity.

Only 3 new Montney wells were required to increase production to 183 mmcfe/d demonstrating significant excess production capability. Advantage required only three new wells (compared to our earlier estimate of six wells) to increase production from 130 mmcfe/d to 183 mmcfe/d in July 2015. The three wells consisted of one Lower Montney well that remained standing from our 2013 drilling program and two Upper Montney wells from Advantage's 33 well standing inventory resulting from the Corporation's 2014 drilling program. The Lower

Montney well was brought on production initially at 21 mmcf/d at a flowing pressure of 9,920 kpa and the two Upper Montney wells were brought on production initially at a combined rate of 29 mmcf/d at an average flowing pressure of 7,360 kpa. As a result of lower long term production declines and strong initial production test rates demonstrated by the new completed wells, we forecast the 33 wells will sustain the 183 mmcfe/d production level and drive the next production increase to 205 mmcfe/d in April 2016.

Commissioning of Liquids Extraction Units Scheduled To Begin In August 2015. The second phase of commissioning will focus on two new 125 mmcf/d shallow cut liquids extraction process trains and the new condensate stabilization system installed at Glacier. On completion of this testing in September 2015, the Glacier gas plant will have the capacity and flexibility to process 250 mmcfe/d of natural gas containing varying amounts of dry or liquids rich gas and provides 70 mmcfe/d of spare capacity to accommodate growth plans through 2017.

Ten completed and standing liquids rich Middle Montney wells demonstrate improved test results. Ten Middle Montney wells were drilled and completed with modified completion designs in the eastern half of the Glacier land block as part of Advantage's 2014 drilling program. These Middle Montney wells demonstrated an average final well production test rate of 6.6 mmcf/d with an average flow period of 67 hours at a normalized gas gathering flowing pressure of 3,000 kpa. The average propane plus ("C3+") liquid yield is estimated at 50 bbls/mmcf with condensate ("C5+") comprising 50% of the liquid content. Three of the Middle Montney wells demonstrated final average production test rates in excess of 9 mmcf/d. Advantage believes these ten wells could exceed the historical average Glacer Middle Montney well type curve of 4 mmcf/d IP30 and 4 Bcf.

To date, Advantage has drilled a total of 22 Middle Montney horizontal and vertical wells to delineate and commercialize the liquids rich Middle Montney formation at Glacier.

Upper Montney well cost reduced $0.9 million (16%) to $4.6 million. Advantage achieved average drill, complete and equipping costs of $4.6 million per well on the last 11 Upper Montney wells of its 2014 drilling program due to improved completion efficiencies and realized service cost reductions. We expect this lower service cost environment will continue through 2015 and could result in further well cost reductions. Advantage will initiate drilling on 5 Lower Montney wells in the third quarter of 2015 to capture improved capital efficiencies. These 5 wells and planned 2016 wells will provide future inventory to support production growth to 245 mmcfe/d targeted for April 2017.

Glacier Montney wells generate strong economics at current commodity prices. Based on Management estimates, a 7 mmcf/d IP, 7 Bcf Glacier Upper Montney dry gas well at $4.6 million drill, complete and equipping cost is estimated to generate well economics with a rate of return of 65% at Aeco Cdn $3.00/mcf. At 9 mmcf/d IP, 9 Bcf, the rate of return increases to 112%. In the liquids rich Middle Montney formation, a 4 mmcf/d IP, 4 Bcf well at $5.5 million drill, complete and equipping cost (assumes 15% decrease in well cost) is estimated to generate well economics with a rate of return of 21% at Aeco Cdn $3.00/mcf and a $28/bbl blended liquids price. At 6 mmcf/d and 6 Bcf, the rate of return increases to 54%. Advantage's industry leading low cost structure and improved well results are significant factors contributing to the strength of our development plan.

Advantage's development & facilities at Glacier provides flexibility to optimize netbacks and returns with changes in commodity price trends. This can be accomplished in a timely manner by modifying the number of existing and future producing dry gas versus liquids rich wells or adjusting the recovery levels through the liquids extraction process. At the current prices for propane and butane, Advantage intends to extract the condensate and leave more of the propane and butane in the sales gas stream. Additionally, production growth can be accelerated subject to improved prices and/or availablilty of excess TCPL transportation capacity. Advantage's 100% ownership and operatorship of its facilities is a key factor in providing this flexibility.

Second Quarter 2015 Operating and Financial Highlights

The Corporation's strong natural gas hedge position and industry leading low cost structure helped to mitigate cash flow volatility during the second quarter as Aeco Cdn natural gas prices declined by 43% compared to the same period of 2014. Operational activities during the period focused primarily on construction and installation of new equipment at Advantage's Glacier plant to expand its processing capacity to 250 mmcfe/d including liquids extraction. The Corporation's second quarter production was impacted by a TCPL unplanned firm service outage in addition to Advantage's planned outages required to install new equipment at the Glacier gas plant.

Second quarter highlights are indicated below with a summary table included in the appendix of this release.

Funds from operations were $27.6 million or $0.16 per share. Hedging gains of $8.6 million during the second quarter of 2015 helped to partly offset a decrease in Canadian natural gas prices and TCPL's unplanned transportation restrictions. Advantage's operating netback for the second quarter of 2015 was $2.41/mcfe ($14.55 /boe) which represents 73% of the net sales price, including realized hedging.

Production averaged 125 mmcfe/d (20,829 boe/d) for the second quarter. Production for the first half of 2015 averaged 129.4 mmcfe/d (21,573 boe/d).

Total Debt was $293 million including $16 million of working capital deficit at the end of the second quarter which is on track with Advantage's development plan. The Corporation retains an undrawn bank line of $173 million and maintains financial flexibility to support future development.

Industry leading total cash costs decreased 5% to $0.89/mcfe as compared to the same period of 2014. Total cash costs include operating expense ($0.37/mcfe), royalties ($0.11/mcfe), general and administrative expense ($0.19/mcfe), and finance expense ($0.22/mcfe).

Strong natural gas hedge positions averaging 60% of forecast production at Aeco Cdn $3.73/mcf from July to December 2015 and 52% of forecast production for 2016 at Aeco Cdn $3.62/mcf provides near term downside gas price protection. For 2017, Advantage has hedged an average 16 % of its forecast production at Aeco Cdn $3.37/mcf.

Continuing TCPL Transportation Restrictions Impact 2015 Production

Advantage has contracted an average of 97% of firm capacity transportation service with TCPL to support the Corporation's current and future production targets through 2017. Additionally, the Corporation received confirmation from TCPL for an incremental 2018 firm service capacity request of 35 mmcf/d.

During the first half of 2015, TCPL restricted interruptible service in northwest Alberta which had a limited impact on Glacier production due to the high level of contracted firm service. However, maintenance schedule updates received from TCPL in July 2015 indicated additional firm service restrictions and outages were required for the second half of 2015 and more specifically during the third quarter of 2015. Advantage accelerated its own annual maintenance work originally scheduled for the fourth quarter into July 2015 to align with TCPL's service restrictions and Glacier plant start up activities. The maintenance work and new equipment installation took slightly longer than anticipated and extended our planned July Glacier plant outage by an additional 10 days. Production rates have increased to average approximately 180 mmcfe/d for the last 18 days and are expected to

be restricted periodically by available TCPL transporation capacity. As a result, production for the third quarter of 2015 is estimated to average 145 mmcfe/d to 150 mmcfe/d.

Based on TCPL's recent information, we anticipate transportation service restrictions will subside in the fourth quarter of 2015 and no changes to our development plan estimates for 2016 and 2017 are necessary.

The impact of TCPL's scheduled restrictions is estimated to lower Advantage's 2015 annual production by approximately 5% to 145 mmcfe/d to 151 mmcfe/d compared to our original Guidance. The lower production is estimated to reduce annual cash flow and cash flow per share by approximately 2% ($2 million or $0.02/share). Total debt to trailing cash flow at the end of 2015 is estimated to be 2.1 times. (2015 annual cash flow based on mid point of guidance at a 2015 Aeco price of $2.70/GJ compared to orginal estimates based on at a 2015 Aeco price of $2.53/GJ and includes commodity price hedge positions.)

Advantage is well positioned to produce at higher rates during the second half of 2015 with excess well and plant capacity should TCPL transportation restrictions become less than anticipated or subside earlier than scheduled. With no restrictions on TCPL firm service and available surplus interruptible capacity, Advantage is capable of producing in excess 200 mmcfe/d pending the final testing of all new equipment by the end of September.

The strong operational results at Glacier continues to demonstrate the high quality of our Montney asset and provides a solid foundation to facilitate value growth through lower risk capital investment. Advantage's Management and Board are focused on developing the Corporation's Glacier Montney resource play in a manner that grows long term value and preserves financial strength.

Appendix - Second Quarter 2015 and First Half 2015 Operating & Financial Summary

Financial and Operating Highlights [1]	Three months ended June 30		Six months ended June 30	
	2015	2014	2015	2014
Financial ($000, except as otherwise indicated)				
Sales including realized hedging	$ **37,429**	$ 54,265	$ **77,420**	$ 109,504
Funds from operations	$ **27,571**	$ 42,561	$ **57,500**	$ 88,010
per share [2]	$ **0.16**	$ 0.25	$ **0.34**	$ 0.52
Total capital expenditures	$ **19,437**	$ 21,013	$ **98,145**	$ 70,300
Working capital deficit [3]	$ **16,046**	$ 6,165	$ **16,046**	$ 6,165
Bank indebtedness	$ **277,322**	$ 71,120	$ **277,322**	$ 71,120
Convertible debentures (face value)	$ **-**	$ 86,250	$ **-**	$ 86,250
Basic weighted average shares (000)	**170,667**	169,354	**170,485**	169,029
Operating				
Daily Production				
Natural gas (mcf/d)	**124,299**	134,912	**128,765**	128,731
Liquids (bbls/d)	**112**	200	**112**	182
Total mcfe/d [4]	**124,971**	136,112	**129,437**	129,823
Total boe/d [4]	**20,829**	22,685	**21,573**	21,637
Average prices (including hedging)				
Natural gas ($/mcf)	$ **3.27**	$ 4.27	$ **3.28**	$ 4.56
Liquids ($/bbl)	$ **47.91**	$ 102.41	$ **44.90**	$ 98.69
Cash netbacks ($/mcfe) [4]				
Natural gas and liquids sales	$ **2.53**	$ 4.82	$ **2.62**	$ 5.04
Realized gains (losses) on derivatives	**0.76**	(0.44)	**0.68**	(0.38)
Royalties	**(0.11)**	(0.23)	**(0.12)**	(0.24)
Operating expense	**(0.37)**	(0.31)	**(0.36)**	(0.30)
Operating netback	**2.81**	3.84	**2.82**	4.12
General and administrative	**(0.19)**	(0.19)	**(0.18)**	(0.20)
Finance expense	**(0.22)**	(0.21)	**(0.20)**	(0.23)
Other income	**0.01**	-	**0.01**	0.05
Cash netbacks	$ **2.41**	$ 3.44	$ **2.45**	$ 3.74

(1) Financial and operating highlights for continuing operations of Advantage.

(2) Based on basic weighted average shares outstanding.

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(4) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet during cycles of volatility in the commodity and financial markets; Advantage's focus on execution and optimization of its development plan and the maintenance of a strong balance sheet and its anticipated effect on per share growth; Advantage's anticipated production, production per share growth, cash flow per share growth and debt to cash flow ratio including the targeted amount and timing of achievement thereof; expected increases in production in 2015, 2016 and 2017 resulting from Advantage's Glacier development plan; expected maintenance work to be performed by TransCanada during the fourth quarter of 2015; expectations as to the number of wells in Advantage's 2014 program required to provide sufficient production inventory to maintain production at anticipated levels; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed; anticipated timing of completion of expansion of Glacier gas plant and expected effect of completion of such expansion on Advantage's production; Advantage's expected timing of reporting results from its new Valhalla land block; anticipated effect of Advantage's Glacier Montney asset, cost structure, strong balance sheet and focused business plan on execution of Advantage's development program and production and cash flow per share growth; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided above its continuous disclosure as filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly,

no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, 30 day production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
boe/d	*barrels of oil equivalent per day*
GJ	*gigajoule*
kpa	*kilopascal*
mcf	*thousand cubic feet*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*